FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG. ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 are the proxy materials for the 2016 Annual Meeting of Shareholders of TOP Ships Inc. (the "Company").

Attached as Exhibit 99.2 to this report on Form 6-K is the proxy card for the 2016 Annual Meeting of Shareholders of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
                                          (registrant)

Dated: September 9, 2016	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

EXHIBIT 99.1

          September 9, 2016
TO THE SHAREHOLDERS OF TOP SHIPS INC.
Enclosed is a Notice of the 2016 Annual Meeting of Shareholders (the "Meeting") of TOP Ships Inc. (the "Company"), which will be held at the offices of Central Shipping Monaco SAM, 16 Rue R.P. Louis Frolla, 98000, Monaco, on October 4, 2016 at 10:00 a.m. local time, and related materials.
At this Meeting, shareholders of the Company will consider and vote upon proposals:
1.	To elect two Class III Directors to serve until the 2019 Annual Meeting of Shareholders ("Proposal One");
2.	To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2016 ("Proposal Two"); and
3.	To approve the waiver of the limitations on exercises under Section 1(f) of the Company's Warrant Agreement, dated as of June 11, 2014, with respect to Race Navigation Inc., a Marshall Islands company and a current Warrant Holder, which is owned by Lax Trust, an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer, and Director of the Company ("Proposal Three"); and
4.	To transact such other business as may properly come before the meeting or any adjournment thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote and voting at the Meeting. Adoption of Proposal Three requires the affirmative vote of the holders of a majority of all outstanding shares of the Company's common stock eligible to attend and vote at the Meeting.
You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.
IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Very truly yours, Evangelos J. Pistiolis Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
          September 9, 2016
NOTICE IS HEREBY given that the 2016 Annual Meeting of Shareholders (the "Meeting") of TOP Ships Inc. (the "Company") will be held at 10:00 a.m. local time on October 4, 2016, at the offices of Central Shipping Monaco SAM, 16 Rue R.P. Louis Frolla, 98000, Monaco, for the following purposes, of which Items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:
1.	To elect two Class III Directors to serve until the 2019 Annual Meeting of Shareholders ("Proposal One");
2.	To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2016 ("Proposal Two"); and
3.	To approve the waiver of the limitations on exercises under Section 1(f) of the Company's Warrant Agreement, dated as of June 11, 2014, with respect to Race Navigation Inc., a Marshall Islands company and a current Warrant Holder, which is owned by Lax Trust, an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer, and Director of the Company ("Proposal Three"); and
4.	To transact other such business as may properly come before the meeting or any adjournment thereof.
The board of directors has fixed the close of business on September 2, 2016, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on September 2, 2016.
If you attend the Meeting, you may revoke your proxy and vote in person.
BY ORDER OF THE BOARD OF DIRECTORS Alexandros Tsirikos Chief Financial Officer

September 9, 2016
 Athens, Greece

TOP SHIPS INC.

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 4, 2016

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL
The enclosed proxy is solicited on behalf of the board of directors of TOP Ships Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of Central Shipping Monaco SAM, 16 Rue R.P. Louis Frolla, 98000, Monaco, at 10:00 a.m. local time on October 4, 2016, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about September 9, 2016, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES
The outstanding voting securities of the Company on September 2, 2016 (the "Record Date") consisted of 4,650,039 shares of common stock, par value $0.01 (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting.  If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

The Common Shares are listed on the NASDAQ Capital Market under the symbol "TOPS."

REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
The board of directors consists of seven members.  As provided in the Company's Third Amended and Restated Articles of Incorporation, as amended, the board of directors has been divided into three classes and each director is elected to serve for a three-year term. Directors elected to the board serve until the annual meeting of shareholders three years after their election or until a director's successor is duly elected.  The terms of the directors in Class III expire at the Meeting.  The terms of the directors in Class II will expire at the 2018 Annual Meeting of Shareholders, and the terms of the directors in Class I will expire at the 2017 Annual Meeting of Shareholders.

The board of directors has nominated Alexandros Tsirikos and Vangelis G. Ikonomou, currently Class III directors, whose terms expire at the 2016 Annual Meeting of Shareholders or whenever their successor is duly elected.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that each nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominees for Election to the Company's Board of Directors
Information concerning the nominees for director of the Company is set forth below:
Name	Age	Position
Alexandros Tsirikos	42	Director
Vangelis G. Ikonomou	51	Director, Chairman of the Board

Alexandros Tsirikos has served as our Chief Financial Officer since April 1, 2009. Mr. Tsirikos is a U.K. qualified Chartered Accountant (ACA) and has been employed with Top Ships Inc. since July 2007 as our Corporate Development Officer. Prior to joining Top Ships Inc., Mr. Tsirikos was a manager with PricewaterhouseCoopers, or PwC, where he worked as a member of the PwC Advisory team and the PwC Assurance team, thereby drawing experience both from consulting as well as auditing. As a member of PwC's Advisory team, he lead and participated in numerous projects in the public and the private sectors, including strategic planning and business modeling, investment analysis and appraisal, feasibility studies, costing and project management. As a member of the PwC's Assurance team, Mr. Tsirikos was part of the International Financial Reporting Standards, or IFRS, technical team of PwC Greece and lead numerous IFRS conversion projects for listed companies. He holds a Master's of Science in Shipping Trade and Finance from City University of London and a bachelor's degree with honors in Business Administration from Boston University in the United States. He speaks English, French and Greek.

 Vangelis G. Ikonomou is our Executive Vice President and Chairman and has served on our Board of Directors since July 2004. Prior to joining the Company, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. Mr. Ikonomou worked, from 1993 to 2000, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, a bachelor's degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.

Audit Committee.  The Company's board of directors has established an Audit Committee, which is responsible for reviewing the Company's accounting controls and the appointment of the Company's outside auditors.  The Audit Committee currently consists of Alexandros G. Economou, Konstantinos Karelas and Paolo Javarone.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF
 INDEPENDENT AUDITORS
The board of directors is submitting for ratification at the Meeting the selection of Deloitte Certified Public Accountants S.A. ("Deloitte") as the Company's independent auditors for the fiscal year ending December 31, 2016.
Deloitte has advised the Company that Deloitte does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company's independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE
WAIVER OF WARRANT EXERCISE LIMITATIONS
WITH RESPECT TO RACE NAVIGATION INC.

The Board of Directors has approved and the Company is hereby soliciting shareholder approval of a waiver of Section 1(f) of the Warrant Agreement to Purchase Common Shares, dated as of June 11, 2014 (the "Warrant Agreement"), as it applies to Race Navigation Inc., a Marshall Islands company and a current Warrant Holder, which is owned by Lax Trust, an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer, and Director of the Company.
Section 1(f) of the Warrant Agreement is attached hereto as Appendix I. It provides materially that (A) a Warrant (as defined in the Warrant Agreement) would not be exercisable by the Holder (as defined in the Warrant Agreement) thereof to the extent (but only to the extent) that after giving effect to such exercise the Holder (together with its affiliate) would beneficially own in excess of 4.99% (the "Maximum Percentage") of the Common Shares of the Company and (B) by written notice to the Company, a Holder may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder sending such notice and not to any other Holder of Warrants.  The Company may not waive Section 1(f) without the consent of holders of a majority of the Common Shares. The proposed waiver will waive the provisions in clauses (A) and (B) above as they apply to Race Navigation Inc. only, and not to any other Holders (as defined in the Warrant Agreement) of the Warrants. As of the Record Date, Race Navigation Inc. holds 1,250,000 warrants.
Race Navigation Inc. has requested the waiver, and the Board believes it is in the best interest of the Company to approve the waiver.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE WAIVER OF WARRANT EXERCISE LIMITATIONS WITH RESPECT TO RACE NAVIGATION INC.  PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED WAIVER UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact.
EFFECT OF ABSTENTIONS
Abstentions will not be counted in determining whether Proposals One or Two have been approved. Abstentions will have the effect of voting AGAINST Proposal Three.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
REPORTS TO SHAREHOLDERS
The Company's latest annual report to shareholders (the "Annual Report") and this Proxy Statement are available on the Company's website at www.topships.org.  Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company's Annual Report.  To request a copy, please call Top Ships Inc. at (011)-30-210-812-8180, or write to Alexandros Tsirikos at Top Ships Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece.
By Order of the Board of Directors Alexandros Tsirikos Chief Financial Officer

September 9, 2016
Athens, Greece

Appendix I

TOP Ships Inc. Warrant Agreement to Purchase Common Shares

1.            EXERCISE OF WARRANT

(f)            Limitations on Exercises.  Notwithstanding anything to the contrary contained in this Warrant, this Warrant shall not be exercisable by the Holder hereof to the extent (but only to the extent) that after giving effect to such exercise the Holder (together with any of its affiliates) would beneficially own in excess of  4.99% (the "Maximum Percentage") of the Common Shares.  To the extent the above limitation applies, the determination of whether this Warrant shall be exercisable (vis-à-vis other convertible, exercisable or exchangeable securities owned by the Holder or any of its affiliates) and of which such securities shall be convertible, exercisable or exchangeable (as the case may be, as among all such securities owned by the Holder) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (as the case may be).  No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability.  For the purposes of this paragraph, beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.  The provisions of this paragraph shall be implemented in a manner otherwise than in strict conformity with the terms of this paragraph to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Maximum Percentage beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such Maximum Percentage limitation.  The limitations contained in this paragraph shall apply to a successor Holder of this Warrant.  The holders of Common Shares shall be third party beneficiaries of this paragraph and the Company may not waive this paragraph without the consent of holders of a majority of its Common Shares.  For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing to the Holder the number of Common Shares then outstanding, including by virtue of any prior conversion or exercise of convertible or exercisable securities into Common Shares, including, without limitation, pursuant to this Warrant or securities issued pursuant to the Underwriting Agreement.  By written notice to the Company, any Holder may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder sending such notice and not to any other holder of Warrants.

EXHIBIT 99.2

TOP SHIPS INC. ANNUAL MEETING TO BE HELD ON 10/04/16
FOR HOLDERS AS OF 09/02/16 * ISSUER CONFIRMATION COPY - INFO ONLY *
1 1-0001

THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. PLEASE DO NOT USE IT FOR VOTING PURPOSES.

Y8897V156

TOP SHIPS INC.
10/04/16
2 -1 -5

DIRECTORS RECOMMEND: A VOTE FOR ELECTION OF THE FOLLOWING NOMINEES 0010100
1. - 01-ALEXANDROS TSIRIKOS,02-VANGELIS G. IKONOMOU

FOR ALL NOMINEES

WITHHOLD ALL NOMINEES

WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NUMBER(S) OF NOMINEE(S) BELOW.

USE NUMBER ONLY ______________________

FOR AGN ABS
☐ ☐ ☐

X

3

3. *- TO APPROVE THE WAIVER OF THE LIMITATIONS ON EXERCISES UNDER ------->>> FOR --->>> 3.
SECTION 1(F) OF THE COMPANY'S WARRANT AGREEMENT, DATED AS OF JUNE 11, 2014, WITH RESPECT TO RACE NAVIGATION INC., A MARSHALL ISLANDS COMPANY AND CURRENT WARRANT HOLDER, WHICH IS OWNED BY LAX TRUST. 0019901
...(DUE TO SPACE LIMITS, SEE PROXY STATEMENT FOR FULL PROPOSAL)

FOR AGN ABS
☐ ☐ ☐

Y8897Y156

PLACE "X" HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING

Broadridge

51 MERCEDES WAY
EDGEWOOD NY 11717

000

P82719

1

1

**

TOP SHIPS INC.
ATTN: RITA MORAITOU
1,VAS SOFIAS & MEG.ALEXANDROU
MAROUSSI 15124
GREECE

MATERIALS ELECTION

As of July 1, 2007, SEC rules permit companies to send you a Notice indicating that their proxy materials are available on the Internet and how you can request a mailed copy. Check the box to the right if you want to receive future proxy materials by mail at no cost to you. Even if you do not check the box, you will still have the right to request a free set of proxy materials upon receipt of a Notice.

--->>> FOR ☐

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